





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Houston St. Ste 1600
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks 210-220-4128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1700 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 11/24/2018
ID# 10411725

Karen Banks
Signature

President
Title

Yvonne Sanders
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Financial Statements and Supplemental Information
With Report of Independent Registered Public Accounting Firm

December 31, 2016

Frost Brokerage Services, Inc.
Financial Statements and Supplemental Information

December 31, 2016

Table of Contents



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc., (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

1

Frost Brokerage Services, Inc.
Statement of Financial Condition

December 31, 2016

Assets:

Cash	$	833,346
Securities owned		16,593,510
Brokerage and insurance commissions receivable, net		846,249
Annuity commissions receivable		83,642
Trading income receivable		93,377
Prepaid expenses		134,651
Income tax benefit receivable from parent		88,513
Deferred tax assets, net		110,144
Total assets	$	18,783,432

Liabilities:

Deferred income	$	23,608
Accrued liabilities and employee benefits		523,086
Total liabilities		546,694

Shareholder's Equity:

Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	327,192
Retained earnings	17,909,446
Total shareholder's equity	18,236,738
Total liabilities and shareholder's equity	$ 18,783,432

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Notes to Financial Statements

December 31, 2016

Note 1 - Organization and Nature of Operations

Frost Brokerage Services, Inc. is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The terms "the Company," "we," "us" and "our" mean Frost Brokerage Services, Inc., when appropriate. We principally engage in executing general securities transactions on behalf of our clients. We operate under a clearing agreement with National Financial Services Company ("NFS"), whereby NFS assumes and maintains our customer accounts on a fully disclosed basis.

We are a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and are subject to regulation by the United States Securities and Exchange Commission ("SEC") and FINRA. We are also a member of the Securities Investors Protection Company ("SIPC"), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

We are a wholly owned subsidiary of Frost Bank, a wholly owned banking subsidiary of Cullen/Frost Bankers, Inc. ("Cullen/Frost").

Note 2 - Summary of Significant Accounting Policies

We follow accounting and financial reporting policies that conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events. We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this period that require recognition or disclosure in these financial statements.

Litigation. We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on our financial statements.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. We derive commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of our revenue is generated from customers located in Texas. Based on existing agreements, we receive cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at December 31, 2016, is reported as deferred income in the accompanying Statement of Financial Condition, as these are the estimated marketing expenses.

Securities Owned. Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying statement of income.

Brokerage and Insurance Commissions Receivable, Net. Brokerage commissions receivable is comprised of revenue related to brokerage commissions, 12b-1 fees and mutual funds concessions, interest income and other income receivable for transactions cleared through various third parties. Brokerage commission receivable are presented net of fees payable due to the third parties. We consider brokerage commissions receivable fully collectible as all receivables have been collected subsequent to period end but before the date these financial statements were issued; therefore management has concluded that no allowance is required.

Trading Income Receivable. Trading income receivable represents the markup earned from fixed income security trade transactions and not yet received. We consider trading income receivable fully collectible as all receivables have been collected subsequent to period end; therefore management has concluded that no allowance is required.

Income taxes. Our operations are included in the consolidated federal income tax return filed by Cullen/Frost using a calendar year-end. Our federal income tax provision is determined as if we filed a separate return using the consolidated statutory federal income tax rate for Cullen/Frost (35% during the period presented), as this is the rate charged to us by Cullen/Frost.

Accounting Changes. During 2016, we elected to adopt the provisions of ASU 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," in advance of the required application date of January 1, 2017. Our financial statements for 2016 are presented as if we adopted ASU 2016-09 on January 1, 2016. ASU 2016-09 requires that all income tax effects related to settlements of share-based payment awards be reported in earnings as an increase (or decrease) to income tax expense. Previously, income tax benefits at settlement of an award were reported as an increase (or decrease) to additional paid-in capital to the extent that those benefits were greater than (or less than) the income tax benefits recognized in earnings during the award's vesting period. The requirement to report those income tax effects in earnings has been applied to settlements occurring on or after January 1, 2016 and the impact of applying that guidance reduced reported income tax expense by $230 thousand for 2016.

ASU 2016-09 also requires that all income tax-related cash flows resulting from share-based payments be reported as operating activities in the statement of cash flows. Previously, income tax benefits at settlement of an award were reported as a reduction to operating cash flows and an increase to financing cash flows to the extent that those benefits exceeded the income tax benefits reported in earnings during the award's vesting period. We have elected to apply that change in cash flow classification on a prospective basis.

In connection with the adoption of ASU 2016-09, we have also elected to change our accounting policy to recognize forfeitures as they occur. The impact of this change and that of the remaining provisions of ASU 2016-09 did not have significant impact on our financial statements.

Note 3 - Transactions with Customers

NFS clears transactions for our customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. We do not hold customer cash or securities in connection with such transactions.

We do not generally extend credit to customers. However, in the limited instances where we do extend credit to customers through the clearing broker, we seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We, in addition to the clearing broker, monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

As an introducing broker, we clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose us to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. We have agreed to indemnify the clearing broker for any losses sustained from customer accounts we introduced. At December 31, 2016, there were no material amounts to be indemnified to the clearing broker for such customer accounts.

Note 4 - Securities Owned

At December 31, 2016, trading securities totaled $16.6 million and consisted entirely of short-term U.S. Treasury securities reported at estimated fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for our investment and liquidity purposes only. All securities owned at December 31, 2016 will contractually mature within one year. Securities with carrying amounts totaling $59 thousand at December 31, 2016, were pledged to NFS for surety purposes.

Note 5 - Employee Benefit Plans

As a subsidiary, we participate in various employee benefit plans offered by Cullen/Frost, including a 401(k) stock purchase plan, a defined benefit pension plan, a profit sharing plan and various stock-based compensation plans. Expenses related to these plans are included in employee compensation and benefits in the accompanying Statement of Income.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. We match 100% of employee contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. The matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan. Eligible employees must complete 90 days of service in order to enroll and vest in matching contributions immediately. The plan covers substantially all eligible employees. Expense related to this plan totaled $361 thousand during 2016.

The defined benefit pension plan (the "Retirement Plan") is a non-contributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had completed at least one year of service prior to December 31, 2001. Expense is recognized based upon actual contributions to the plans. There were no contributions, and thus no expense, related to this plan during 2016.

The profit-sharing plan is a defined contribution retirement plan that allows us to make discretionary annual contributions to individual eligible employee accounts based upon Cullen/Frost's fiscal-year profitability. Eligible employees must have completed at least one year of service and are age 21 or older. Contributions are allocated to eligible participants pro rata, based upon compensation, age, and other factors. Plan participants self-direct the investment of allocated contributions by selecting from a variety of investment alternatives offered under the plan. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. Expense related to this plan totaled $480 thousand during 2016.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant, and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $165 thousand during 2016.

Note 6 - Income Taxes

We are included in the consolidated federal income tax return filed by Cullen/Frost. Our income tax provision is computed in accordance with a tax sharing agreement whereby we are paid for the tax benefit of any loss provided to Cullen/Frost, or alternatively, we pay Cullen/Frost for the incremental tax liability resulting from any profit we realize. We file separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements.

The components of income tax expense for 2016 are presented in the table below:

Current income tax expense (benefit):		
Federal	$	17,885
State		10,819
Deferred income tax expense (benefit)		110,251
Income tax expense, as reported	$	138,955

Reported income tax expense for 2016 differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

Income tax expense computed at the statutory rate	$	351,198
Net tax benefit from stock-based compensation		(229,992)
Meals and entertainment		9,090
Dues and membership		1,627
State tax expense		7,032
Income tax expense, as reported	$	138,955

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2016 were as follows.

Deferred tax assets:		
Stock-based compensation	$	157,272
Deferred tax liabilities:		
Prepaid expenses		(47,128)
Net deferred tax asset	$	110,144

No valuation allowance for deferred tax assets was recorded at December 31, 2016, as management believes it is more likely than not that all of the deferred tax assets will be realized as we will be paid for the benefit of any losses we provide to the consolidated entity pursuant to the tax sharing agreement.

Accounting Standards Codification ASC 740, Income Taxes, prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no significant tax positions taken by management that required accrual as of December 31, 2016.

We file income tax returns in the U.S. federal jurisdiction. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2013.

Note 7 - Related-Party Transactions

Intercompany Management and Administrative Expenses. Frost Bank provides us certain management and administrative services in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. We reimbursed Frost Bank for the cost of these services, which totaled $351 thousand for 2016 and is included in general and administrative expense in the accompanying Statement of Income.

Rental Expense. Effective June 1, 2013, we entered into a five-year rental agreement with Frost Bank to lease our existing corporate office space. In addition, effective January 1, 2015, we entered into a desk rental licensing agreement with Frost Bank wherein Frost Bank provides us with office space at various Frost Bank branch locations. Under the terms of the agreement, the license period commenced on January 1, 2015 and continues for successive 12-month periods until terminated by sixty days' prior written notice by either party. Rental expense for the corporate office lease and the desk rental license agreement totaled $120 thousand and $85 thousand, respectively, for 2016 and is included in occupancy and equipment expenses in the accompanying Statement of Income.

Future minimum payments due under our non-cancelable corporate office lease and desk rental license agreement at December 31, 2016, are as follows:

2017		136,008
2018		50,100
	$	186,108

Managed Accounts at Frost Bank. Certain of our employees who perform brokerage duties for us also manage fiduciary investment accounts for Frost Bank. During 2016, Frost Bank reimbursed us $3.2 million related the management of these fiduciary investment accounts by our employees. This reimbursement was included as a reduction to employee compensation and benefits expense in the accompanying Statement of Income.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2016, we had net capital of $17.2 million, which was $17.0 million in excess of our required net capital of $250 thousand. At such date, the ratio of aggregate indebtedness to net capital was 3.18%.

Note 9 - Marketing Allowances

We have entered into agreements with various mutual fund companies which allows us to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expenses are incurred. As of December 31, 2016, deferred income related to the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in the current year, totaled $24 thousand.

Note 10 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, we utilize valuation techniques that are consistent with the market approach. Accounting Standards Codification (ASC) Topic 820 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

All of our securities owned are reported at fair value utilizing Level 1 inputs. For these securities, we obtain fair value measurements from an independent pricing service. We review the fair value measurements for reasonableness to ensure such prices are aligned with traditional pricing matrices.

Note 11 - Accounting Standards Updates

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 was originally going to be effective for us on January 1, 2017; however, the FASB recently issued *ASU 2015-14, "Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date"* which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. We are currently evaluating the potential impact of ASU 2014-09 on our financial statements.

ASU 2015-01, "Income Statement - Extraordinary and Unusual Items (Subtopic 225-20) - Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items

considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 became effective for us on January 1, 2016 and did not have a significant impact on our financial statements.

ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model and *ASC Topic 606, "Revenue from Contracts with Customers."* ASU 2016-02 will be effective for us on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are currently evaluating the potential impact of ASU 2016-02 on our financial statements.

ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 was issued to clarify certain principal versus agent considerations within the implementation guidance of *ASC Topic 606, "Revenue from Contracts with Customers."* The effective date and transition of ASU 2016-08 is the same as the effective date and transition of *ASU 2014-09, Revenue from Contracts with Customers (Topic 606)*, as discussed above. We are currently evaluating the potential impact of ASU 2014-08 on our financial statements.

ASU 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting." Under ASU 2016-09 all excess tax benefits and tax deficiencies related to share-based payment awards should be recognized as income tax expense or benefit in the income statement during the period in which they occur. Previously, such amounts were recorded in the pool of excess tax benefits included in additional paid-in capital, if such pool was available. Excess tax benefits should be classified along with other income tax cash flows as an operating activity rather than a financing activity, as was previously the case. ASU 2016-09 also provides that an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur. ASU 2016-09 changes the threshold to qualify for equity classification (rather than as a liability) to permit withholding up to the maximum statutory tax rates (rather than the minimum as was previously the case) in the applicable jurisdictions. We elected to adopt the provisions of ASU 2016-09 in 2016 in advance of the required application date of January 1, 2017. See Note 2 - Summary of Significant Accounting Policies.

ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 was issued to clarify *ASC Topic 606, "Revenue from Contracts with Customers"* related to (i) identifying performance obligations; and (ii) the licensing implementation guidance. The effective date and transition of ASU 2016-10 is the same as the effective date and transition of *ASU 2014-09, "Revenue from Contracts with Customers (Topic 606),"* as discussed above. We are currently evaluating the potential impact of ASU 2014-10 on our financial statements.

ASU 2016-15, "Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments." ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective for us on January 1, 2018 and is not expected to have a significant impact on our financial statements.

ASU 2016-16, "Income Taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory." ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 will be effective for us on January 1, 2018 and is not expected to have a significant impact on our financial statements.